January 12, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D. C. 20549

Attn:    Heather Clark

  Jean Yu

RE:	LSC Communications, Inc. (the “Company”)

Form 10-K for the Year Ended December 31, 2019

Form 10-Q for the Quarter Ended September 30, 2020

File No. 001-37729

Dear Ms. Clark and Ms. Yu:

Further to my conversation with Ms. Clark today, this letter documents an extension to file a response to the comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter dated January 4, 2021 (the “Comment Letter”) from January 19, 2021 to January 26, 2021.

Sincerely,

/s/ Suzanne S. Bettman
General Counsel
LSC Communications, Inc.

cc:

Sarah L. Hoxie, Controller, LSC Communications LLC

Robert W. Downes, Sullivan & Cromwell LLP

LSC COMMUNICATIONS

lsccom.com | 773.272.9201 | 4102 Winfield Drive, Warrenville IL 60555